File 82-2783

Formation

Formation Capital Corporation
Suite 1510 – 999 West Hastings Street
Vancouver, B.C. Canada V6C 2W2
Tel: 604.682.6229 Fx: 604.682-6205
Website: www.formcap.com

SUPPL

Formation Capital to Continue Drilling Virgin River Uranium Property

Vancouver, B.C., February 23, 2007 - Formation Capital Corporation (the "Company", FCO-TSX,) is pleased to announce details of the 2007 proposed exploration program as provided to the Company by project operator, Cameco Corporation. Located within the south-central portion of the Athabasca Basin in northern Saskatchewan, the project is a joint venture formed in 1998 between Formation Capital Corporation's wholly owned Canadian subsidiary, Coronation Mines Limited and UEM, jointly owned by Cameco Corporation and by AREVA Resources Canada Inc (formerly COGEMA Resources Inc).

Coronation Mines Limited owns 2% of the project with a right of first offer to increase its ownership of the project up to 10% and is carried on the project through to $10 million worth of exploration and development. To date, more than $8.4 million has been spent exploring for a large unconformity-type deposit on the project, consequently resulting in the discovery of the Centennial Zone. The Joint Venture is very encouraged with the exploration results and has approved a budget of $3.3 million for 2007 to continue exploration of the project, an increase of 65% over last year's budget. The majority of the program expenditures will be allocated for diamond drilling and associated mobilization of equipment by air.

The 2007 diamond drill program will consist of 5 to 6 pilot holes and 5 to 6 wedge holes totaling approximately 7,000 metres. The objective of the drilling program is to continue to trace the Centennial Zone along strike to the north and south and to drill a multi-drill hole section on L10 from the moving loop TEM conductor to the fixed loop TEM anomaly previously tested in VR-04.

Grid preparation and ground moving loop TEM in the Centennial Zone totaling 24.0 km is planned to increase the detail of the current coverage from 800 m line spacings to 200-300 m line spacings along the C Conductor. This will allow the data to be used to target the Centennial Zone north of hole VR-024, where previous results included a drill hole intercept of 7.2 metres (true thickness) grading 2.630% U3O8, as reported in the Company's January 25, 2007 news release.

Diamond drilling will initially target the L10N area east of the Centennial Zone to test the location of the conductor according to the borehole pulse EM survey. This will allow time for the Moving Loop EM survey to be completed and interpreted prior to drilling north of VR-024.

A location map of the project and drill hole location plan map is available on the Company's website at http://www.formcap.com/. Formation Capital Corporation is very pleased with the progress of this program and looks forward to receiving updates on the project from its joint venture partner Cameco Corporation.

Formation Capital Corporation is dedicated to the principles of environmentally sound mining and refining practices, and believes that environmental stewardship and mining can co-exist.

Formation Capital Corporation trades on the Toronto Stock Exchange under the symbol FCO.

Formati [redacted]

"Mari-An

Mari-Ann
C.E.O.

07021487

For further information please contact:
Formation Capital Corporation
1510 – 999 West Hastings Street
Vancouver, B.C. V6C 2W2
604-682-6229
Investor Relations: Contact Encompass Communications toll free 877-566-6592
Email: info@formcap.com - Or visit our Web site at: www.formcap.com

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